AUDITORS’ CONSENT

We have read the Form S-8 Registration Statement under the Securities Act of 1933 of Clearly Canadian Beverage Corporation (the company) dated February 6, 2006 relating to the stock option plan of the company. We have complied with Canadian generally accepted standards for an auditor’s involvement with the offering documents.

We consent to the incorporation by reference in the above-mentioned S-8 filing our report to the shareholders of the company on the balance sheets of the company as at December 31, 2004 and December 31, 2003 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated February 10, 2005 (except for note 20, which is at February 17, 2005).

/s/ PriceWaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

February 7, 2006